UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

HARMONIC INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Common stock, Par Value $0.001 Per Share

(Title of Class of Securities)

413160102

(CUSIP Number of Class of Securities)

Carolyn V. Aver

Chief Financial Officer

4300 North First Street

San Jose, CA 95134

(408) 542-2500

(Name, address and telephone number of person authorized to receive notices and communication on behalf of Filing Persons)

Copy to:

Robert G. Day

Michael A. Occhiolini

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

(650) 493-9300

CALCULATION OF REGISTRATION FEE

Transaction Valuation*	Amount of Filing Fee**
$100,000,000	$13,640

*	Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of 16,000,000 shares of common stock at the maximum tender offer price of $6.25 per share.
**	The Amount of Filing Fee calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $136.40 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTION

This Tender Offer Statement on Schedule TO relates to the offer by Harmonic Inc., a Delaware corporation (“Harmonic” or the “Company”), to purchase up to 16,000,000 shares of its common stock, par value $0.001 per share, at a price not greater than $6.25 nor less than $5.75 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 26, 2013 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which is attached hereto as Exhibit (a)(1)(B). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended. The information contained in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO, as more particularly described below.

Item 1. Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information.

(a) The name of the issuer is Harmonic Inc., a Delaware corporation, and the address of its principal executive office is 4300 North First Street, San Jose, CA 95134. The telephone number of its principal executive office is (408) 542-2500.

(b) The information set forth under “Introduction” in the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase under Section 8 (“Price Range of the Shares”) is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) The Company is the filing person. The Company’s address and telephone number are set forth in Item 2 above. The information set forth in the Offer to Purchase under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) The following sections of the Offer to Purchase contain a description of the material terms of the transaction and are incorporated herein by reference:

•	“Summary Term Sheet”;

•	“Introduction”;

•	Section 1 (“Terms of the Offer”);

•	Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans”);

•	Section 3 (“Procedures for Tendering Shares”);

•	Section 4 (“Withdrawal Rights”);

•	Section 5 (“Purchase of Shares and Payment of Purchase Price”);

•	Section 6 (“Conditional Tender of Shares”);

•	Section 7 (“Conditions of the Tender Offer”);

•	Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”);

•	Section 14 (“Certain Material U.S. Federal Income Tax Consequences of the Offer to U.S. Holders”); and

•	Section 15 (“Extension of the Tender Offer; Termination; Amendment”).

(b) The information in the “Introduction” to the Offer to Purchase and in Section 11 of the Offer to Purchase (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e) The information set forth in the Offer to Purchase under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a), (b) and (c)(1)-(10) The information set forth in the Offer to Purchase under Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans”) is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) The information set forth in the Offer to Purchase under Section 9 (“Source and Amount of Funds”) is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under Section 7 (“Conditions of the Tender Offer”) is incorporated herein by reference.

(d) The information set forth in the Offer to Purchase under Section 9 (“Source and Amount of Funds”) is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

(a) and (b) The information set forth in the Offer to Purchase under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the Offer to Purchase under Section 16 (“Fees and Expenses”) is incorporated herein by reference.

Item 10. Financial Statements.

Not applicable.

Item 11. Additional Information.

(a) The information set forth in the Offer to Purchase under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”), Section 10 (“Information about Harmonic Inc.”), Section 12 (“Effects of the Tender Offer on the Market for Shares; Registration under the Exchange Act”) and Section 13 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference. To the knowledge of the Company, no material legal proceedings relating to the tender offer are pending.

(c) The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference.

Item 12. Exhibits.

(a)(1)(A)*	Offer to Purchase dated April 26, 2013.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated April 26, 2013.

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated April 26, 2013.

(a)(1)(F)*	Summary Advertisement dated April 26, 2013.

(a)(2)	Not Applicable.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(b)	Not Applicable.

(d)(1)	1995 Stock Plan, as amended on June 27, 2012 (incorporated by reference from Registration Statement on Form S-8, dated July 30, 2012).

(d)(2)	1995 Director Option Plan and form of Director Option Agreement (incorporated by reference from Registration Statement on Form S-1 No. 33-90752).

(d)(3)	1999 Non-statutory Stock Option Plan (incorporated by reference from Current Report on Form 8-K dated June 5, 2003).

(d)(4)	2002 Director Stock Plan, as amended on June 27, 2012 (incorporated by reference from Registration Statement on Form S-8, dated July 30, 2012).

(d)(5)	2002 Employee Stock Purchase Plan and Form of Subscription Agreement, as amended on June 22, 2011 (incorporated by reference from Definitive Proxy Statement on Schedule 14A dated May 2, 2011).

(d)(6)	Change of Control Severance Agreement between Harmonic Inc. and Patrick Harshman, effective May 30, 2006 (incorporated by reference from Current Report on Form 8-K dated May 31, 2006).

(d)(7)	Change of Control Severance Agreement between Harmonic Inc. and Charles Bonasera, effective April 24, 2007 (incorporated by reference from Current Report on Form 8-K dated April 25, 2007).

(d)(8)	Change of Control Severance Agreement between Harmonic Inc. and Neven Haltmayer, effective April 19, 2007 (incorporated by reference from Current Report on Form 8-K dated April 25, 2007).

(d)(9)	Harmonic Inc. 2002 Director Stock Plan Restricted Stock Unit Agreement (incorporated by reference from Annual Report on Form 10-K for the year ended December 31, 2008).

(d)(10)	Change of Control Severance Agreement between Harmonic Inc. and Nimrod Ben-Natan, effective April 11, 2008 (incorporated by reference from Current Report on Form 8-K dated April 16, 2008).

(d)(11)	Harmonic Inc. 1995 Stock Plan Restricted Stock Unit Agreement (incorporated by reference from Quarterly Report on Form 10-Q for the quarter ended April 3, 2009).

(d)(12)	Change of Control Agreement between Harmonic Inc. and Carolyn V. Aver, effective June 1, 2010 (incorporated by reference from Current Report on Form 8-K dated June 3, 2010).

(d)(13)	Omneon Video Networks, Inc. 1998 Stock Option Plan (as amended through February 27, 2007) (incorporated by reference from Registration Statement on Form S-8 dated September 21, 2010).

(d)(14)	Omneon, Inc. 2008 Equity Incentive Plan (incorporated by reference from Registration Statement on Form S-8 dated September 21, 2010).

(g)	Not Applicable.

(h)	Not Applicable.

*	Filed herewith.

Item 13. Information Required by Schedule 13E-3.

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 26, 2013	HARMONIC INC.

	By:	/s/ Carolyn V. Aver
		Name:	Carolyn V. Aver
		Title:	Chief Financial Officer

Exhibit Index

(a)(1)(A)*	Offer to Purchase dated April 26, 2013.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated April 26, 2013.

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated April 26, 2013.

(a)(1)(F)*	Summary Advertisement dated April 26, 2013.

(a)(2)	Not Applicable.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(b)	Not Applicable.

(d)(1)	1995 Stock Plan, as amended on June 27, 2012 (incorporated by reference from Registration Statement on Form S-8, dated July 30, 2012).

(d)(2)	1995 Director Option Plan and form of Director Option Agreement (incorporated by reference from Registration Statement on Form S-1 No. 33-90752).

(d)(3)	1999 Non-statutory Stock Option Plan (incorporated by reference from Current Report on Form 8-K dated June 5, 2003).

(d)(4)	2002 Director Stock Plan, as amended on June 27, 2012 (incorporated by reference from Registration Statement on Form S-8, dated July 30, 2012).

(d)(5)	2002 Employee Stock Purchase Plan and Form of Subscription Agreement, as amended on June 22, 2011 (incorporated by reference from Definitive Proxy Statement on Schedule 14A dated May 2, 2011).

(d)(6)	Change of Control Severance Agreement between Harmonic Inc. and Patrick Harshman, effective May 30, 2006 (incorporated by reference from Current Report on Form 8-K dated May 31, 2006).

(d)(7)	Change of Control Severance Agreement between Harmonic Inc. and Charles Bonasera, effective April 24, 2007 (incorporated by reference from Current Report on Form 8-K dated April 25, 2007).

(d)(8)	Change of Control Severance Agreement between Harmonic Inc. and Neven Haltmayer, effective April 19, 2007 (incorporated by reference from Current Report on Form 8-K dated April 25, 2007).

(d)(9)	Harmonic Inc. 2002 Director Stock Plan Restricted Stock Unit Agreement (incorporated by reference from Annual Report on Form 10-K for the year ended December 31, 2008).

(d)(10)	Change of Control Severance Agreement between Harmonic Inc. and Nimrod Ben-Natan, effective April 11, 2008 (incorporated by reference from Current Report on Form 8-K dated April 16, 2008).

(d)(11)	Harmonic Inc. 1995 Stock Plan Restricted Stock Unit Agreement (incorporated by reference from Quarterly Report on Form 10-Q for the quarter ended April 3, 2009).

(d)(12)	Change of Control Agreement between Harmonic Inc. and Carolyn V. Aver, effective June 1, 2010 (incorporated by reference from Current Report on Form 8-K dated June 3, 2010).

(d)(13)	Omneon Video Networks, Inc. 1998 Stock Option Plan (as amended through February 27, 2007) (incorporated by reference from Registration Statement on Form S-8 dated September 21, 2010).

(d)(14)	Omneon, Inc. 2008 Equity Incentive Plan (incorporated by reference from Registration Statement on Form S-8 dated September 21, 2010).

(g)	Not Applicable.

(h)	Not Applicable.

*	Filed herewith.